ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

26th July, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2002

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segmentwise Revenue, Results and Capital Employed, for the Quarter ended 30th June, 2002.

The above has been taken on record at the meeting of the Board of Directors of the Company held on 26th July, 2002.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2002

(Rs. in Crores)

		Quarter Ended 30.06.2002	Quarter Ended 30.06.2001	Twelve months Ended 31.03.2002
GROSS INCOME		2747.78	2371.66	9982.44
NET SALES TURNOVER	[1]	1408.02	1159.62	5059.23
OTHER INCOME	[2]	25.97	20.32	142.35
NET INCOME (1 + 2)		1433.99	1179.94	5201.58
Less:				
TOTAL EXPENDITURE	[3]	839.57	649.02	3155.96
a) (Increase) / decrease in stock-in-trade		(57.56)	(18.02)	(98.47)
b) Consumption of raw materials etc.		590.10	410.30	1988.89
c) Staff cost		81.57	69.58	311.05
d) Other expenditure		225.46	187.16	954.49
INTEREST (net)	[4]	8.55	21.67	66.91
GROSS PROFIT (1+2-3-4)		585.87	509.25	1978.71
Less:				
DEPRECIATION	[5]	53.33	48.45	198.45
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	532.54	460.80	1780.26
Less:				
PROVISION FOR TAXATION	[7]	188.62	162.36	590.54
NET PROFIT (6-7)	[8]	343.92	298.44	1189.72
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10 each)	[9]	247.51	247.51	247.51
RESERVES EXCLUDING REVALUATION RESERVES	[10]			4103.97
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	13.90	12.06	48.07
AGGREGATE OF NON PROMOTER SHAREHOLDING	(12)			
- NUMBER OF SHARES		247511886	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100

Notes:

(i) The above results were taken on record at the meeting of the Board of Directors of the Company held on 26th July, 2002.

(ii) Figures for the previous year have been restated wherever necessary to incorporate the impact of the amalgamation of the erstwhile ITC Bhadrachalam Paperboards Limited with the Company effective 01.04.2001.

(iii) The number of shares indicated against (12) above includes 20,96,982 shares issued to the shareholders of the erstwhile ITC Bhadrachalam Paperboards Limited in accordance with the 'Scheme of Amalgamation' effective 01.04.2001.

(iv) The above is as per Stock Exchange Regulations and does not take into account the excise issues disputed by the Company.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071
India
Dated : 26th July, 2002
Place : Kolkata, India

For and on behalf of the Board

K. Vaidyanath
Director

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter Ended 30th June, 2002

			(Rs. in Crores)
	3 months ended 30.06.2002	**3 months ended 30.06.2001**	**12 months ended 31.03.2002**
1. Segment Revenue			
a) FMCG - Cigarettes	2204.85	2001.72	8020.92
- Others	10.52	2.28	22.06
Total FMCG	2215.37	2004.00	8042.98
b) Hotels	41.11	37.93	162.38
c) Agri Business	432.72	188.31	1147.78
d) Paperboards, Paper & Packaging	273.50	245.57	1031.01
Total	2962.70	2475.81	10384.15
Less : Inter-segment revenue	240.89	124.47	544.06
Gross sales / Income from operations	2721.81	2351.34	9840.09
2. Segment Results			
a) FMCG - Cigarettes	497.35	462.20	1693.11
- Others	(20.45)	(15.54)	(73.44)
Total FMCG	476.90	446.66	1619.67
b) Hotels	0.04	0.70	(0.50)
c) Agri Business	36.06	4.14	10.97
d) Paperboards, Paper & Packaging	46.53	30.97	162.17
Total	559.53	482.47	1792.31
Less : i) Interest (Net)	8.55	21.67	66.91
ii) Other un-allocable expenditure net of un-allocable income	18.44	0.00	(54.86)
Total Profit Before Tax	532.54	460.80	1780.26
3. Capital Employed			
a) FMCG - Cigarettes *	1433.86	1356.75	1634.65
- Others	61.81	16.36	58.00
Total FMCG	1495.67	1373.11	1692.65
b) Hotels	818.95	690.43	782.40
c) Agri Business	460.42	395.50	412.75
d) Paperboards, Paper & Packaging	1194.31	1071.54	1192.49
Total Segment Capital Employed	3969.35	3530.58	4080.29
* Before considering provision of Rs 686 Crores (30.06.2001 - Rs 468 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.			

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards & Gifts and Branded Packaged Foods.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Speciality Paper & Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Branded Garments, Greeting Cards & Gifts and Branded Packaged Foods businesses are new activities. Accordingly segment results largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 819 Crores (30.06.2001 - Rs. 690 Crores) includes Rs. 715 Crores (30.06.2001 - Rs. 590 Crores) relating to the recently opened hotels, namely ITC One in New Delhi and ITC Grand Maratha in Mumbai, as well as capital work in progress in respect of hotels under construction.

The segment results reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Searock Sheraton which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri business exports agri commodities, supplies agri raw materials to the Branded Packaged Foods business and sources leaf tobacco for the Cigarettes business.

(6) Total capital employed of Rs. 4758 Crores include Rs. 881 Crores being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil businesses in 1997.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 26th July, 2002
Place : Kolkata, India

For and on behalf of the Board

K. Vaidyanath
K. Vaidyanath
Director

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